82-3470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

1st August, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

[redacted]

05010210

SUPPL

Dear Sirs,

We enclose three copies of the Chairman's Speech on 'Inclusive and Sustainable Growth – ITC's Enduring Contribution', delivered at the 94th Annual General Meeting of the Company (AGM) held on 29th July, 2005. The aforesaid document was also circulated to the Members at the AGM.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

INCLUSIVE AND SUSTAINABLE GROWTH

ITC'S ENDURING CONTRIBUTION

Speech by the Chairman,
Shri Y.C. Deveshwar,
at the
Ninety-Fourth Annual General Meeting
on 29th July, 2005

[redacted]

Ladies and Gentlemen,

It gives me much pleasure to welcome you to the 94th Annual General Meeting of your Company. May I also take this opportunity to welcome into the ITC shareholder family the shareholders of the erstwhile ITC Hotels Limited and Ansal Hotels Limited which merged with your Company effective 1st April 2004. Apart from being earnings accretive for your Company, the shareholders of the erstwhile ITC Hotels Limited and Ansal Hotels Limited would benefit from this merger by virtue of immediate entitlement to dividend and bonus shares, besides participating in accelerated future growth. The integration of these hotel companies is expected to unlock value through operating synergies, which will further strengthen the competitive capability of your Company's Hotels business.

ITC: IN PURSUIT OF THE TRIPLE BOTTOM LINE

I had in my speech last year outlined in some detail ITC's pursuit of the Triple Bottom Line, which is centred on our commitment as a corporate citizen to contribute to the nation's economic, social and ecological capital. I propose to spend the larger part of my speech today to apprise you of the significant contribution being made by ITC along these three dimensions.

ITC: ECONOMIC CONTRIBUTION

Financial Performance

Financial performance constitutes the bedrock upon which a larger economic contribution can be sustained. As has been the practice, I would like to first account to you the progress made by your Company in financial terms from the time you placed me at the helm.

(Figures in Rs. Crores)

ITC: Financial Snapshot 1996 – 2005

	1996	2005*
Gross Income	5188	13585
Profit After Tax	261	2191
Return on Average Net Assets (%)	30	36
Net Assets Employed	1886	8517
Net Worth	1121	7896
Market Capitalization	5571	33433

As at 31st March; * assumes shareholder approval as proposed
Profit after Tax includes the net impact of Exceptional items of Rs.354 crores

During this period Total Shareholder Returns, measured in terms of increase in market capitalization and dividends, grew at a compound rate of well over 23% per annum, placing your Company among the foremost in the country in terms of efficiency of servicing financial capital. The strong financial performance enabled your Company to contribute in growing measure to the expectation of shareholders for increased income through dividend. Further, in response to continuing requests from small shareholders, a bonus share issue in the ratio of 1:2 and a share split into shares of the face value

of Re.1, have also been placed for your approval today. These proposals are expected to significantly enhance liquidity of your Company's shares and encourage larger retail participation. **In a testimony to ITC's ability to generate shareholder wealth, your Company's market capitalization recently touched the milestone of US$ 10 billion – a symbolic landmark that underlines the power of performance.**

Strengthening Competitiveness

The strengthening competitive capability of your Company's businesses has enabled ITC to sustain superior performance over the years. The focus on nurturing strategic capability is rapidly positioning each business to garner a growing share of the exciting market opportunities unfolding in India and in global markets. It is a measure of the continued trust reposed in your Company by consumers that ITC's brands today account for the top two FMCG brands in the country. Your Company's strategic commitment to the Hotels business, even during the downturn that beset the tourism industry for nearly 4 years, enabled the addition of 5 world-class properties at the premium end of the market. The growth in Segment Revenue by 124% and the trebling of Gross Operating Profits during 2004-05 provide further impetus to embark on an aggressive investment led growth plan to position ITC Welcomgroup as the leading hotel chain in India. The continuing strong growth in the Paperboards, Paper and Packaging segment is particularly heartening as it has been achieved in the face of rising raw material prices and the costs associated

with the stabilization of the Kovai unit acquired last year and the capacity expansion at the Bhadrachalam unit. This business is now poised to make decisive strides towards establishing itself as a major player in the Afro-Asian region. Your Company's Agri Business segment, engaged in innovatively leveraging digital technology to transform rural lives and landscapes, continued to strengthen its position in domestic and global markets as a leading supplier of high quality, identity-preserved agri commodities. This digital infrastructure constitutes the basis for your Company's deeper engagement with the rural economy through the progressive development of low cost, broadband fulfillment capability for two-way flow of goods and services.

New Drivers of Growth

Your Company's foray into the branded Packaged Foods business was conceived on the strength of ITC's deepening rural linkages. You would recall from my earlier speeches that it is the strategic intent of your Company to blend the multiple competencies residing within its businesses to create new engines of growth in a bid to secure the future. Born out of this strategy, the Packaged Foods business draws upon the unique sourcing capability of the ITC e-Choupal, the cuisine expertise of ITC Welcomgroup and the traditional strengths of trade marketing and distribution to provide distinct sources of competitive advantage in the marketplace. You would be happy to note that within three years of launch, this business now straddles a wide spectrum of value added products

comprising: Staples such as atta, spices and cooking pastes, Confectionery, Snack Foods such as biscuits and pasta and Ready-to-eat foods. The Foods portfolio now comprises 5 brands – Aashirvaad, Sunfeast, Candyman, Mint-O and Kitchens of India – 75 distinct products and over 200 SKUs. Aashirvaad atta is already the market leader in its segment. Given the growing consumer acceptance, I expect the Foods business to clock a turnover of around Rs.800 crores this year. The achievement of these milestones testify to the robustness of your Company's strategy and augur well in terms of future value creation for the shareholder as well as for the rural economy. **ITC's Foods business aspires to become the most trusted provider of food products in India.**

In a similar vein, your Company has seized market opportunity through the Greeting Cards and Stationery business to leverage the pulp value chain, with attendant impact on rural livelihoods through social farm forestry initiatives. This business now markets over 18,000 value added design variants under three brands – Expressions, Classmate and Regalia.

Your Company's investments in creating rural infrastructure to support two-way flow of goods and services is being strengthened through the creation of rural hubs, christened 'Choupal Sagar'. While the first 'Choupal Sagar' was set up a few months ago, 30 more are in the pipeline. In view of the costs associated with rural 'last mile' connectivity, the strategy of your Company envisages the amortisation of its rural infrastructure investment over multiple

transactions. In line with this strategy, your Company has expanded its FMCG portfolio to include items of daily consumption relevant to rural markets in a manner that leverages in-house capabilities. Such an expanded FMCG portfolio now includes Safety Matches, iodised salt and Agarbattis. Apart from organic growth, your Company is also focusing on acquisition opportunities. In this context, the recent acquisition of majority stake in Wimco is expected to yield significant operating synergies. The depth and breadth of your Company's rural distribution capability now stands further enhanced, with 40 other companies using this powerful channel to service rural demand.

The Lifestyle Retailing business leverages the strength of your Company's trademarks towards harnessing the significant market opportunity afforded to India post the dismantling of the Multi-Fibre Agreement regime. At the premium end, the brand portfolio under the 'Wills' trademark comprises Wills Sport, Wills Clublife and Wills Classic, while the mid-market segment is being served by John Players. The world-class products of this business are now available in nearly 80 exclusive stores and 1300 multi-brand outlets in the country. In order to facilitate the internationalization of the business, your Company has already secured the rights to the 'Wills' apparel brand in the USA through acquisition. State-of-the-art capacities, both greenfield and acquired, are being created to cater to export markets, together with strengthening of the Master Facility located near Delhi for design and innovation.

It is ITC's strategic intent that as the franchise of your Company's trademarks in this sector takes deeper root in the mind of the consumer, a foundation will have been laid for your Company's engagement with the fuller value chain from fibre to fashion, thereby sharing prosperity with the Indian cotton farmer.

The pursuit of multiple drivers of growth has enabled the rapid transformation of your Company – in the portfolio of businesses; in their competitive capability; in the depth and breadth of distributed leadership; in the broadbasing of revenues; and in the adaptive capacity of the organization to seize opportunities and progressively gain leadership in a rapidly globalising marketplace. As at March 2005, nearly 42% of the Net Turnover was generated from non-cigarette businesses – an indicator of the ongoing transformation.

Creating Economic Multipliers

The economic impact of your Company's performance is even more pervasive. Your Company is driven by the compelling vision of enlarging its contribution to society. Your Company seeks to achieve this value objective by not only driving each of its businesses towards international competitiveness, but by also consciously contributing to the competitiveness of the entire value chain. Flowing from your Company's inspiring vision, nearly Rs.4300 crores have been invested since 1996 towards enhancing the competitiveness of its various businesses. **Whilst such investment has supported direct employment for over 28,000 people in your**

Company and its subsidiaries, the engagement across the value chains has spawned indirect employment opportunities for nearly 5 million people, whose livelihoods are substantially linked to their association with ITC. Such engagement across value chains spans the farming community, small shop owners and enterprises in the small, medium and cottage sectors. The new FMCG businesses alone support the competitiveness of over 120 vendors in the SME sector thereby enabling them to adopt best practices, induct superior capabilities, and eliminate reprehensible practices like child labour. **Your Company's aggressive investment plans envisaging outlays of Rs.14-15,000 crores in the coming years would further enlarge ITC's economic contribution. Your Company harbours the ambition that in the not too distant future, ITC would attain a magnitude of economic relevance where its turnover can be expressed as a digit of India's GDP.**

ITC: SOCIAL AND ECOLOGICAL CONTRIBUTION

Your Company is driven by the core belief that the pursuit of shareholder value creation and contribution to enhancing ecological and social capital can be achieved simultaneously. Against the grain of conventional thought, your Company believes: that there is no inherent contradiction between improving competitive ability and making a sincere commitment to bettering society; that it is possible to create business models which enmesh these goals in a synergistic manner; that the uniqueness of strategy lies in conceiving such integrated business models; that

linking business purpose with a larger societal purpose serves to align the human resource in a multi-dimensional organization like yours; And, most importantly, that such an approach can be consciously designed to induce competitiveness across the value chain, thus creating a much higher order of value for all stakeholders, including for you, the shareholders.

The value of your Company's unique initiatives that have been contributing impactfully to the betterment of rural India, such as the ITC e-Choupal, ITC Choupal Sagar and the ITC social farm forestry programme, was recognized internationally in 2004 when your Company won the inaugural World Business Award for business-driven initiatives that make a difference to society at the national level, instituted by the United Nations Development Program (UNDP), the International Business Leaders Forum and the International Chamber of Commerce. These initiatives won global approbation yet again recently. **ITC won the Golden Peacock Global Award for Corporate Social Responsibility (CSR) in Emerging Economies for 2005** instituted to stimulate organizations to rapidly accelerate the pace of stakeholder-oriented improvement processes. It is my firm belief that the pursuit of such an approach by the corporate sector can further strengthen the foundation of a fruitful public-private partnership in the achievement of inclusive and sustainable growth. It is with this perspective that I will draw your attention to the progress made on various strategic initiatives that carry the promise of creating growing value across the Triple Bottom Line.

Transforming Rural Lives and Landscapes

The ITC e-Choupal initiative represents a telling example of linking business purpose with a larger societal purpose. I have been apprising you of the progress of this 5 year old initiative in my earlier speeches. I will therefore briefly touch upon its potential for a transformational impact on rural India.

In a scenario where rural India is severely hampered by the absence of effective 'last mile' connectivity, there is very little engagement with organized business, thereby excluding the rural population from effectively participating in the benefits of economic growth. It would take the perseverance of a pioneer to engage in building capacity at the grassroots as a means for securing sustainable growth. Your Company made such a strategic choice even though it meant a prolonged period of investment with an equally long gestation. ITC leveraged the power of the Internet to empower the small and marginal farmer with a host of services related to know-how, best practices, timely and relevant weather information, transparent discovery of prices and much more. Such customized knowledge is intended to progressively raise farm productivity and incomes by linking the Indian farmer with markets, both domestic and international. The ITC e-Choupal also acts as an alternative marketing channel, creating enhanced competition among buyers, to the benefit of the farmers.

The ITC e-Choupal can serve as a powerful and effective delivery channel for a host of goods and services for the rural economy, including those

related to insurance, credit, education and health. In effect, the e-Choupal is potentially an efficient delivery channel for rural development and an instrument for converting village populations into vibrant economic organizations.

Implementing such a model poses many, many difficulties, not the least of which is the low level of literacy. **Despite daunting implementation challenges, this initiative now comprises about 5200 installations covering nearly 31,000 villages and serving over 3 million farmers. Over the next 7-10 years it is your Company's vision to create a network of 20,000 e-Choupals and over 700 Choupal Sagars entailing investments of nearly Rs.5000 crores, thereby extending coverage to 100,000 villages – representing one sixth of rural India.** This networked rural delivery infrastructure comprising digital, human and physical assets would complement the initiatives embodied in 'Bharat Nirman' and create a front-running example of public-private partnership for rural transformation. The realization of such a vision is dependent on the reforms that I shall shortly touch upon. It is fervently hoped that the pace of reform will not impede the progress of this transformational initiative.

Leveraging Wood-based Industry for Development

The promotion of wood-based industry carries the potential to make a vital contribution towards the creation of rural livelihoods and the restoration of ecological balance. **Your Company's presence in the pulp based value chain provides the**

basis for a significantly enlarged contribution by developing wastelands through the promotion of agro forestry. In partnership with NGOs, the government and the rural community, your Company identifies poor tribals with private wastelands and organizes them into self-supporting forest user groups. Leveraging in-house biotechnology capability, your Company makes available high yielding, disease resistant clonal saplings. A comprehensive package of training and extension services is provided to the user groups facilitating the adoption of best silvicultural practices to meet the needs of both commercial pulpwood and fuelwood. The pace and scope of this initiative have rapidly expanded over the last 3 years. **So far, more than 100 million saplings have been planted over 29,000 hectares under the farm and social forestry programmes. The growing competitiveness of your Company's Paperboards business and its increasing market strength provide the impetus for your Company to scale up the afforestation endeavour to cover over 100,000 hectares by planting 600 million saplings over the next 8-10 years, creating in the process over 40 million person days of employment among the disadvantaged.**

Such a scale is also rapidly positioning your Company as a carbon positive enterprise. **ITC's afforestation endeavour, together with other energy conservation measures, has enabled your Company to sequester nearly 86% of the carbon dioxide emitted by its operations** – a significant improvement over the 31% sequestered last year.

Other Social Initiatives

Apart from crafting business models that establish direct linkages between business and societal goals, your Company is also engaged in implementing various other social development initiatives towards making a meaningful contribution in the economic vicinity of its operating locations.

Creating Sustainable Rural Livelihoods

The primary focus of your Company's Sustainable Livelihoods intervention is to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes.

ITC's Livestock Development programme, in collaboration with an NGO, has so far resulted in the creation of 32 Cattle Development Centres covering 635 villages in Bihar, Uttar Pradesh and Madhya Pradesh. **This programme's objective of creating high yielding cattle progenies through genetic improvement is expected to diversify rural incomes by reaching out to farmers in 600 additional villages each year.**

ITC's Women's Economic Empowerment programmes seek to genderise development by creating sustainable livelihood opportunities for women. Initiatives include the creation of self help groups, promotion of micro enterprises and creation of cottage enterprises like 'chikan' work and rolling of agarbattis. **These programmes aim to provide the wherewithal for sustainable incomes for at least 2000 additional women each year.**

Contributing to Rural Community Development

Your Company's Community Development programmes seek to contribute to two of India's most urgent social priorities aligned to the achievement of the Millennium Development Goals – health and primary education. **So far, over 40,000 women-at-risk and children under 5 have been covered under the Mother and Child Health programme.**

ITC's education support programmes are aimed at overcoming the lack of economic opportunities available to the rural poor. Your Company's initiatives include upgradation of school infrastructure, providing books and uniforms, establishment of Supplementary Learning Centres to improve scholastic ability and teacher training programmes. **So far, ITC's rural education initiatives cover over 10,000 children through 94 Supplementary Learning Centres and support to government primary schools. These initiatives aim to cover at least 5,000 additional children each year. In this context, Re.1 from every 'Classmate' notebook sold by your Company goes towards supporting rural development initiatives including primary education in villages.**

Contributing to Rural Water Resource Management

Per capita water availability in India has declined dramatically over the last fifty years, from 5400 cubic metres in 1951 to around

1800 cubic metres presently. Already, 282 out of India's 602 districts are water stressed. Indeed, the Mid-term Appraisal of the Tenth Plan, acknowledges that "The country thus seems to be on the threshold of a grave water crisis in the none too distant future."

ITC's Integrated Watershed Development programme seeks to achieve two critical objectives: water conservation and soil enrichment. Under the programme, villagers are trained to form watershed management groups and build water harvesting structures like contour bunds, check dams, percolation tanks and farm ponds. Further, your Company's e-Choupal network provides a unique opportunity to scale up the integrated watershed management programme towards addressing the larger issues of moisture stress and shortage of potable water in rural India. **ITC has therefore embarked upon a comprehensive Natural Resource management initiative called 'Sunehra Kal' in the vicinity of Choupal locations.**

Your Company's water resource management endeavour has so far extended to 550 water storage structures with a storage capacity of over 16 billion litres. **The rainwater harvesting potential created through such structures, together with other water conservation efforts enabled your Company achieve the status of being a water positive Company for the third successive year.** The water harvesting potential created so far is nearly 3 times in excess of your Company's net water consumption.

Your Company has taken the lead in voluntarily reporting progress against its growing contribution to the Triple Bottom Line. We began two years ago by reporting highlights in the feature section of the Report to shareholders. In February 2005, your Company released its first comprehensive 'Sustainability Report'. **Just as the financial statements are prepared in accordance with accepted standards and audited independently, ITC's 'Sustainability Report' has been prepared in accordance with internationally accepted Global Reporting Initiative guidelines and duly assured through independent evaluation.** Shareholders can take justifiable pride on going through the contents of this Report, which I trust has been made available to you today.

The Triple Bottom Line approach of your Company represents an attempt to strike a harmonious balance between the needs of the economy, ecology and society. The responsibility to secure sustainable growth is not confined to just a few. The need of the hour is to create widespread awareness and broadbase Indian industry's contribution through recognition of exemplars. In the special circumstance of my becoming President of the Confederation of Indian Industry, your Company has committed to this prestigious institution, the sponsorship of a Centre of Excellence on Sustainability to help build capacity among members and recognize exceptional contribution to the Triple Bottom Line across industry segments, including the SME segment.

INCLUSIVE AND SUSTAINABLE GROWTH: A COMPELLING NATIONAL NEED

The goal of inclusive and sustainable growth – the philosophy underlying the Triple Bottom Line approach – is based on the realization that economic growth cannot be engendered without embracing the vast multitudes living in poverty and addressing the alarming depletion of finite natural resources. Over 75% of those below the poverty line reside in rural India, where agriculture continues to be the predominant source of livelihood. The declining share of agriculture in GDP has led to the present situation where nearly 60% of India's population shares barely 22% of output. In terms of the foundational view of Dr. Amartya Sen, poverty manifests itself not only as material impoverishment but also in the lack of capacity for the poor to emerge from such a condition. Such fundamental deprivations of freedom suffered by individuals affect their economic performance as well as their ability to seize opportunities offered by functioning and expanding markets. Inclusive and sustainable growth is therefore crucially dependent on creating the capacity to consume among the rural poor.

The challenge is even greater in the context of the extreme stress on natural resources emanating from high economic growth and the growth in population. India accounts for nearly 17% of world population but only 2.4% of the world's land mass, 4% of available water resources and 1% of global forest resources. About 84% of water use is on account of agriculture, while nearly 90% of forest produce consumption is for

fuel and fodder. **It would therefore be apparent that any strategy for inclusive and sustainable growth would necessarily need to encompass rural India.**

In this context, the 'Bharat Nirman' initiative, envisaging an outlay of Rs.1,74,000 crores over the next four years towards creating rural infrastructure, represents a crucial plank of the government's development strategy. This time bound business plan would complement other public efforts towards securing inclusive and sustainable growth, such as the 'New Deal for rural India'. Apart from such state sponsored initiatives, conditions need to be created to induce private investment to supplement public investment and create a rural economic multiplier founded on enhanced agricultural productivity and value addition. **A partnered approach is vital to create competitive economic capacity and viable employment opportunities in rural India.** The ongoing globalisation of trade being negotiated at the WTO, regional and bilateral forums can translate into opportunities only if the economy and its constituents can make a successful transition towards global competitiveness.

Growth in rural employment can accrue through promotion of industries which are linked to the agri sector and through appropriate policies that engender competitiveness in the employment intensive segments of the agri value chain. Towards this end, policy reform priorities at Central and State levels need to encompass: investments in upgrading social and physical infrastructure;

creating efficient linkages to domestic and world markets; strengthening of institutions including those offering risk management; overhaul of food safety and land use laws; domestic tax harmonisation for barrier-free movement of agri produce to benefit from a larger Indian common market; and promotion of agricultural research focused on empowering the ubiquitous small farmer through effective extension services. Simultaneously, propagation of Sustainable Agriculture and development of village community organizations to manage common resources would reduce the stress on soil, water and other finite natural resources. Further, conducive land use policies can harness the employment intensity of the agro forestry value chain, while concurrently addressing serious issues relating to biomass depletion, water security, ecological balance and biodiversity. Countries like Brazil and Indonesia have demonstrated the utility of linking land use with replenishment, thus creating viable, renewable resource based industry while spawning millions of jobs in their rural hinterlands. Critical legislative reform priorities include amendments of the Essential Commodities Act and related subordinate legislation, and Agricultural Produce Marketing Committee Acts in line with the Model Act to provide choice of market channels to farmers. The amendments need to be supported with effective enforcement so that intended benefits are not disrupted by vested interests.

A similar approach to policy reform can unleash a vast employment multiplier in other sectors of the economy as well. For example, the tourism sector has been well recognized for its

employment intensity. Despite several natural advantages, this sector accounts for barely 2% of India's GDP – well below the global average of 10.7%. Realising the potential of this sector requires coordinated action by both the Centre and the States. The inclusion of tourism in the Concurrent List of the Constitution would enable such coordinated action.

It would be evident that addressing the daunting developmental challenges, while simultaneously realizing the country's undoubted economic potential would require a partnered approach among all segments of society. The corporate sector – the economic engine of society – bears a special responsibility to conduct operations in a manner that at least minimizes the adverse impact on natural resources and on social differentiation. **Indeed, society needs to place a premium on those corporates that serve to replenish scarce natural resources and enhance the quality of social capital whilst pursuing their commercial objectives.**

CONCLUSION

It has been a rare privilege to be part of a mission that forges unity amidst diversity – between the unique competitive agendas of businesses and the larger corporate purpose and identity; between the imperatives of the present and that of the future; between the needs of the shareholder and that of society. In the ultimate analysis, the capacity of your Company's human resource makes the decisive difference in creating sustainable growth.

The progress outlined by me today reflects their Conviction in the larger cause which serves to inspire; their Commitment which infuses their endeavour with zeal; their Courage to follow a path less trodden and go the extra mile; their Creativity to continuously redefine the limits of possibility; and their Capability for world-class execution. On their behalf, I seek your continued support to pursue the journey with renewed dedication and vigour.

Thank you for your attention.

ITC Limited

Enduring value.
For the nation. For the shareholder.

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

1st August, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

94th Annual General Meeting of the Company held on 29th July, 2005, at Kolkata

We write to advise that all the resolutions placed at the 94th Annual General Meeting held on 29th July, 2005, in terms of the Notice dated 17th June, 2005, have been passed by the Members of the Company.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg